Exhibit 99.1

LAKE SHORE GOLD REPORTS CASH OPERATING COSTS OF US$630 PER OUNCE FOR FIRST QUARTER 2014, BETTER THAN FULL-YEAR 2014 GUIDANCE

TORONTO, ONTARIO -- (Marketwired – April 10, 2014) – Lake Shore Gold Corp. (TSX: LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced preliminary cash operating costs and all-in sustaining costs (“AISC”) for the first quarter of 2014. Final numbers for these measures will be available on May 7, 2014 when the Company releases its full first quarter 2014 financial results. Preliminary cash operating cost(1) per ounce sold for the first quarter of 2014 is approximately US$630 (including US$33 per ounce for royalties), better than the Company’s guidance for full-year 2014 of US$675 – US$775. AISC(2) per ounce sold for the first quarter of 2014 is expected to be approximately US$970 per ounce, in the low end of the Company’s target range for the year of between US$950 and US$1,050 per ounce. Total cash production costs for the first quarter of 2014 are estimated at approximately $30.0 million.

Based on the preliminary estimates, cash operating costs per ounce for the first quarter of 2014 improved by 36% from the first quarter of 2013, while AISC improved by 37%. The cost estimates follow the release on April 3, 2014 of the Company’s first quarter 2014 production results, which totaled 44,600 ounces, an increase of 92% from the first quarter of 2013.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “After beating our cost guidance in 2013, we have gotten off to a good start this year with our cash operating costs during the first quarter coming in below our full-year target range. Our unit cost performance, in part, reflects strong production volumes for the quarter, as well as our ongoing commitment to effectively managing our costs in order to build our financial strength in support of both our current operations and our long-term growth. Based on our production and costs so far in 2014, we have been able to increase our cash and bullion by about $7.0 million, to $41.0 million, while also repaying approximately $3.7 million of debt and making a $3.2 million interest payment on our convertible debentures at the end of March. As we move forward, we are well positioned to achieve our guidance for the full year, including production of 160,000 to 180,000 ounces of gold with cash operating costs of between US$675 and US$775 per ounce and AISC of US$950 to US$1,050 per ounce.”

	Q1/13	Q2/13	Q3/13	Q4/13	Q1/14
Production (oz.)
Timmins West	18,700	24,200	22,600	41,600	33,900
Bell Creek	4,500	6,600	6,300	10,100	10,700
Total	23,200	30,800	28,900	51,700	44,600
Gold poured (oz.)	20,500	31,800	25,900	51,400	45,700
Gold sold (oz.)	26,100	27,600	32,300	49,600	42,900
Avg. price (US$/oz.)	1,630	1,409	1,324	1,261	1,294
Costs (US$/oz. sold)
Cash operating	982	908	701	609	630
All-in sustaining	1,550	1,257	1,027	849	970

Details of the Company’s financial performance, including final capital and operating cost numbers, will be included in its first quarter 2014 financial results to be released on Wednesday, May 7, 2014 before the market opens. A conference call and webcast will be held at 3:00 pm that afternoon to discuss the first quarter 2014 results with the webcast available on the Company’s website at www.lsgold.com. The Company’s Annual General Meeting (“AGM”) of shareholders is also being held on May 7, 2014 and will commence at 10:00 am EST at the TMX Broadcast Centre in Toronto, Ontario. A webcast of the AGM will also be available on the Company’s website.

Qualified Person

Scientific and technical information contained in this press release related to reserves has been reviewed and approved by Dan Gagnon, P.Geo., Senior Vice-President, Operations, and Natasha Vaz, P.Eng., Vice-President, Technical Services, both of whom are employees of Lake Shore Gold Corp., and “qualified persons” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and ot her regulatory filings with the Securities and Exchange Commission.

Notes

(1)
Cash operating cost per ounce sold is a Non-GAAP measure. In the gold mining industry, cash operating cost per ounce is a common performance measure but does not have any standardized meaning. Cash operating costs per ounce are based on ounces sold and are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. The Company uses cash operating cost per ounce sold to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes cash operating cost per ounce sold provides valuable assistance to investors and analysts in evaluating the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of cash operating cost per ounce to amounts included in the Consolidated Statements of Comprehensive Income (Loss) will be provided in the Company’s MD&A accompanying the audited financial statements for the year ended December 31, 2013, which will be issued in March 2014 and will be available on SEDAR at www.sedar.com and the Company’s website at www.lsgold.com.

(2)
Starting in the second quarter 2013, the Company has adopted a total all-in sustaining cost ("AISC") non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold. The Company uses AISC to monitor its operating performance internally, including operating and capital cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes AISC provides valuable assistance to investors and analysts in evaluating the Company's performance and ability to generate cash flow. AISC has no standardized meaning, accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company's definition conforms to the AISC definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Income (Loss) will be provided in the Company’s MD&A accompanying the audited financial statements for the year ended December 31, 2013, which will be issued in March 2014 and will be available on SEDAR at www.sedar.com and the Company’s website at www.lsgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com

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